

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8- 41752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAEHAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3360 WEST OLYMPIC BOULEVARD, SUITE 201
(No. and Street)

LOS ANGELES	CALIFORNIA	90019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAI YOUNG SON (323) 734-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE S. BAY & COMPANY
(Name — *if individual, state last, first, middle name*)

3701 WILSHIRE BOULEVARD, SUITE 401, LOS ANGELES, CA 90010
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JAI YOUNG SON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAEHAN SECURITIES, INC., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT AND CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On 2-28-2002 (Date), before me, Yong Hee Kim (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared Jai Young Son (Name(s) of Signer(s)),

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/s~~he/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.



YONG HEE KIM
Commission # 1221613
Notary Public - California
Los Angeles County
My Comm. Expires May 25, 2003

Place Notary Seal Above

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______



RIGHT THUMBPRINT OF SIGNER
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DAEHAN SECURITIES, INC.

ANNUAL REPORTING PACKAGE

DECEMBER 31, 2001

TABLE OF CONTENTS

PART I

REPORT OF INDEPENDENT AUDITORS

BALANCE SHEET

STATEMENT OF EARNINGS

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

George S. Bay & Co.

Certified Public Accountants

Member
American Institute of
Certified Public Accountants

California Society of
Certified Public Accountants

3731 Wilshire Boulevard
Suite 502
Los Angeles, California 90010

Phone (213) 381-3239
Fax (213) 381-5152

Report of Independent Auditors

Board of Directors
Daehan Securities, Inc.

We have audited the accompanying balance sheet of Daehan Securities, Inc. as of December 31, 2001, and the related statements of earnings, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daehan Securities, Inc. at December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

February 27, 2002
Los Angeles, California



DAEHAN SECURITIES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	35,333
Commissions receivable		27,444
Advances to brokers		11,700
Deferred tax asset		7,504
Total Current Assets		81,981
PROPERTY AND EQUIPMENT		
Furniture and equipment		163,350
Leasehold improvements		137,708
Less: Accumulated depreciation		(259,981)
		41,077
OTHER ASSETS		
Loan to employee		2,000
Deferred tax asset		102,006
Investment		3,300
Security deposits		8,000
Total Other Assets		115,306
	$	238,364

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions payable	$	19,916
Income taxes payable		800
Accrued liabilities		13,163
Total Current Liabilities		33,879
STOCKHOLDERS' EQUITY		
Common stock		1,297,473
Additional paid-in capital		20,000
Retained earnings		(1,112,988)
Total Stockholders' Equity		204,485
Total Liabilities and Stockholders' Equity	$	238,364

The accompanying notes are an integral part of this statement.

DAEHAN SECURITIES, INC.
STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commission	$	472,284
Other		17,422
		489,706
Expenses:		
Advertising		1,130
Automobile		323
Automobile lease		3,656
Bank service charge		371
Commission		220,010
Depreciation and amortization		10,844
Dues and subscriptions		17,951
Education and seminar		3,023
Employee benefit and recruitment		8,232
Entertainment		4,110
Equipment lease		11,462
Insurance		36,359
NASD fees		6,326
Office expenses		5,946
Office rent		56,806
Payroll service		1,299
Printing and postage		2,847
Professional fees		7,675
Promotion and marketing		8,139
Quotes and news		64,135
Repair and maintenance		11,955
Taxes and licenses		5,166
Telecommunications		15,565
Wages ad payroll taxes		229,406
Miscellaneous		345
		733,081
Loss before income tax benefit		(243,375)
Income tax benefit, net		61,314
Net loss	$	(182,061)

The accompanying notes are an integral part of this statement.

DAEHAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK		CUMULATIVE DEFICIT
	SHARES	AMOUNT	AMOUNT
Balance, December 31, 2000	7,000,000	$ 1,297,473	$ (930,927)
Additional paid-in capital		20,000	-
Net loss	-	-	(182,061)
Balance December 31, 2001	7,000,000	$ 1,317,473	$ (1,112,988)

The accompanying notes are an integral part of this statement.

DAEHAN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:		
Net loss	$	(182,061)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,844
Decrease in commissions receivable		32,655
Increase in advance to brokers		(1,004)
Increase in deferred tax assets		(62,113)
Increase in loan to employee		(800)
Decrease in commissions payable		(24,401)
Increase in accrued liabilities		2,135
Decrease in income tax payable		(8,012)
Total adjustments		(50,696)
Net cash used by operating activities		(232,757)
INVESTING ACTIVITIES:		
Purchase of fixed assets		(7,605)
Net cash used by investing activities		(7,605)
FINANCING ACTIVITIES		
Contribution of capital		20,000
		20,000
DECREASE IN CASH		(220,362)
CASH BALANCE AT BEGINNING OF YEAR		255,695
CASH BALANCE AT END OF YEAR	$	35,333

The accompanying notes are an integral part of this statement.

DAEHAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. Description of business and summary of significant accounting policies

Description of business

Daehan Securities, Inc. (the "Company") is a registered broker/dealer of securities in accordance with Section 15(b) of the Securities Exchange Act of 1934 (SEC rule). The Company was incorporated on April 15, 1991, under the laws of the state of Colorado, and is qualified to do business in California. The Company operates its business pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15C3-3 and does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers (NASD). Effective March 10, 1998, NASD requires the Company to maintain minimum net capital of $5,000. The Company is also a member of the Securities Investor Protection Corporation.

Depreciation and amortization

Depreciation of furniture and equipment is provided over their estimated useful lives (ranging from five to seven years) using the straight-line method. Amortization of leasehold improvements is provided over the terms of lease or their estimated useful lives, whichever is shorter.

Cash and equivalents

For the purpose of the cash flow statement, cash and equivalents include cash in banks and other financial institutions that were available for the Company.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be

recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. Income taxes

Effective January 1, 1993, the Company was approved as a Subchapter "S" Corporation ("S" Corporation) for federal income tax purposes. As an "S" Corporation, the Company does not pay income tax on the net profit from business activities. An "S" Corporation passes through its net income to the shareholders, who report and pay income tax on their individual shares of the profits. At December 31, 2000 and 2001, the company had net operating loss carryforwards of approximately $473,000 and $718,000, respectively, expiring 2016.

In January 1999, the Company ceased to qualify as an S corporation resulting in a C corporation status. Under the C corporation status, the Company is responsible for its own tax liabilities. As of December 31, 2001, the Company's deferred tax assets solely resulted from the net operating loss mentioned previously. The Company estimates that the deferred tax assets will be exhausted by the year 2016.

The Company's provision (benefit) for income taxes consisted of the following:

Current income taxes	
Federal	$ 0
State	800
	800
Deferred income taxes:	
Federal	60,514
Income tax benefit, net	$61,314

DAEHAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

3. Commitment

The Company leases its office under a month-to-month basis. The Company leases an automobile under an operating lease agreement that expires on December 24, 2004. The monthly lease payment is $611. For 2002 through 2004, the annual minimum payments are $7,332 for each year.

PART II

COMPUATION OF CAPITAL REQUIREMENT
PURSUANT TO RULE 15C3-1

DAEHAN SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2001

	Audit	Client
Total stockholders' equity	$ 204,485	$ 204,485
Less: non-allowable assets:		
Property and equipment, net	41,007	41,007
Advances to brokers	11,700	11,700
Loan to employees	2,000	2,000
Deferred tax assets	109,510	109,510
Investment	3,300	3,300
Security deposits	8,000	8,000
Total non-allowable assets	175,517	175,517
Net capital	28,968	28,968
Minimum net capital	5,000	5,000
Excess net capital	$ 23,968	$ 23,968

PART III

STATEMENT OF COMPLIANCE AND INTERNAL CONTROL

GEORGE S. BAY & CO.

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

3731 WILSHIRE BOULEVARD
SUITE 502
LOS ANGELES, CALIFORNIA 90010

PHONE (213) 381-3239
FAX (213) 381-5152

Board of Directors
Daehan Securities, Inc.

STATEMENT OF COMPLIANCE AND INTERNAL CONTROLS

In planning and performing our audit of the financial statements of Daehan Securities, Inc. for the year ended December 31, 2001, we considered its internal control procedures, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on the internal control structure.

The management of Daehan Securities, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2001.

This report is intended solely for the information and use of management and the Securities and Exchange Commission.

George S. Bay & Co.
Los Angeles, California
February 27, 2002